Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS		Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Richa Periwal AISHWARYA SITHARAM	richaperiwal@drreddys.com aishwaryasitharam@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s Q1FY25 Financial Results

Hyderabad, India, July 27, 2024: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter ended June 30, 2024. The information mentioned in this release is based on consolidated financial statements under International Financial Reporting Standards (IFRS).

Q1FY25

Revenues	₹ 76,727 Mn [Ut: 14% YoY; 8% QoQ]

Gross Margin	60.4% [Q1FY24: 58.7%; Q4FY24: 58.6%]

SG&A Expenses	₹ 22,691 Mn [Up: 28% YoY; 11% QoQ]

R&D Expenses	₹ 6,193 Mn [8.1% of Revenues]

EBITDA	₹ 21,599 Mn [28.2% of Revenues]

Profit before Tax	₹ 18,821 Mn [Up: 2% YoY; 18% QoQ]

Profit after Tax	₹ 13,920 Mn [Down: 1% YoY; Up: 7% QoQ]

Commenting on the results, Co-Chairman & MD, G V Prasad said: “We had a good start to the new fiscal year and our growth & profitability was mainly driven by our generics business. We continue to strengthen our core businesses and have made strategic investments in biologics, consumer healthcare and innovation to drive patient impact and value creation.”

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = ₹ 83.33

Dr. Reddy’s Laboratories Limited & Subsidiaries

Revenue Mix by Segment for the quarter

	Q1FY25	Q1FY24	YoY	Q4FY24	QoQ
Particulars	(₹)	(₹)	Gr %	(₹)	Gr%
Global Generics	68,858	60,083	15	61,191	13%
North America	38,462	32,002	20	32,626	18%
Europe	5,265	5,047	4	5,208	1%
India	13,252	11,482	15	11,265	18%
Emerging Markets	11,878	11,552	3	12,091	(2%)
Pharmaceutical Services and Active Ingredients (PSAI)	7,657	6,709	14	8,219	(7%)
Others	212	592	(64)	1,420	(85%)
Total	76,727	67,384	14	70,830	8%

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Consolidated Income Statement for the quarter

Particulars	Q1FY25		Q1FY24		YoY	Q4FY24		QoQ
	($)	(₹)	($)	(₹)	Gr%	($)	(₹)	Gr%
Revenues	921	76,727	809	67,384	14	850	70,830	8
Cost of Revenues	365	30,383	334	27,831	9	352	29,347	4
Gross Profit	556	46,344	475	39,553	17	498	41,483	12
% of Revenues		60.4%		58.7%			58.6%
Operating Expenses
Selling, General & Administrative Expenses	272	22,691	212	17,702	28	246	20,476	11
% of Revenues		29.6%		26.3%			28.9%
Research & Development Expenses	74	6,193	60	4,984	24	83	6,877	(10)
% of Revenues		8.1%		7.4%			9.7%
Impairment of Non-Current Assets, net	0	5	0	11	(55)	(2)	(173)	(103)
Other Operating (Income)/Expense	(6)	(470)	(9)	(780)	(40)	(8)	(656)	(28)
Results from Operating Activities	215	17,925	212	17,636	2	180	14,959	20
Finance (Income)/Expense, net	(10)	(837)	(9)	(784)	7	(12)	(1022)	(18)
Share of Profit of Equity Accounted Investees, net of tax	(1)	(59)	(1)	(43)	37	(0)	(35)	69
Profit before Income Tax	226	18,821	222	18,463	2	192	16,016	18
% of Revenues		24.5%		27.4%			22.6%
Income Tax Expense	59	4,901	53	4,438	10	35	2,946	66
Profit for the Period	167	13,920	168	14,025	(1)	157	13,070	7
% of Revenues		18.1%		20.8%			18.5%

Diluted Earnings per Share (EPS)	1.00	83.46	1.01	84.22	(1)	0.94	78.35	7

EBITDA Computation for the quarter

Particulars	Q1FY25		Q1FY24		Q4FY24
	($)	(₹)	($)	(₹)	($)	(₹)
Profit before Income Tax	226	18,821	222	18,463	192	16,016
Interest (Income) / Expense, net*	(12)	(1,037)	(8)	(685)	(10)	(835)
Depreciation	30	2,508	27	2,281	29	2,421
Amortization	16	1,302	16	1,302	15	1,291
Impairment	0	5	0	11	(2)	(173)
EBITDA	259	21,599	256	21,372	225	18,720
% of Revenues		28.2%		31.7%		26.4%

*Includes Income from Investment

Key Balance Sheet Items

Particulars	As on 30th Jun 2024		As on 31st Mar 2024		As on 30th Jun 2023
	($)	(₹)	($)	(₹)	($)	(₹)
Cash and Cash Equivalents and Other Investments	1,147	95,599	990	82,529	734	61,162
Trade Receivables	973	81,088	964	80,298	925	77,095
Inventories	823	68,568	763	63,552	629	52,398
Property, Plant, and Equipment	964	80,343	923	76,886	807	67,207
Goodwill and Other Intangible Assets	497	41,374	494	41,204	508	42,306
Loans and Borrowings (Current & Non-Current)	368	30,675	240	20,020	150	12,520
Trade Payables	409	34,109	371	30,919	332	27,682
Equity	3,536	2,94,627	3,367	2,80,550	2,943	2,45,259

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Key Business Highlights

•	Acquired Nicotinell® and related brands in the Nicotine Replacement Therapy category in markets outside the US from Haleon plc for a total consideration of GBP 500 million, with an upfront cash payment of GBP 458 million and performance-based contingent payments of up to GBP 42 million, payable in 2025 and 2026. The transaction is expected to close in early Q4 of calendar year 2024.

•	Entered into a joint venture agreement with Nestlé India to bring science-backed nutritional portfolio to more consumers in India. The JV is expected to become operational in Q2FY25.

•	Partnered with Novartis Pharma LLC to distribute two of their leading anti-diabetes brands, Galvus® and Galvus Met®, in the Russian retail market.

•	Received exclusive rights from Ingenus Pharmaceuticals to commercialize Cyclophosphamide Injection in the US.

•	Collaborated with Alvotech for commercialization of their denosumab biosimilar candidate in the US on an exclusive basis, as well as in Europe and UK.

•	Launched drug-free migraine management device, Nerivio®, in Germany, Spain, UK and South Africa.

•	Inaugurated a 70,000 sq.ft. state-of-the-art Biologics facility of Aurigene Pharmaceutical Services in Genome Valley, Hyderabad, India. The process and analytical development laboratories are operational while the commissioning of manufacturing capacity will be completed in 2024.

ESG & other Updates

•	Only Indian Pharma Company which featured in the 2024 list of Global 500 Most Sustainable Companies by Time Magazine and Statista.

•	Named ‘Asia-Pacific Climate Leader’ by Financial Times for the second consecutive year in 2024, scoring the highest amongst Indian Pharma peers.

•	Won the 'Masters of Risk’ award in ‘Healthcare and Pharma' at the India Risk Management Awards.

•	Improved FTSE Russel’s ESG Score from 3.9 to 4.2 out of 5.

•	Received a Form 483 with two observations after the USFDA completed a routine GMP inspection at two of our formulations manufacturing facilities in Duvvada, Visakhapatnam.

•	Received a Form 483 with four observations after the USFDA completed a GMP inspection at our API manufacturing facility in Srikakulam, Andhra Pradesh.

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Revenue Analysis

•	Q1FY25 consolidated revenues at ₹ 76.7 billion, YoY growth of 14% and QoQ growth of 8%. The growth was largely driven by growth in global generics revenues in North America as well as India.

Global Generics (GG)

•	Q1FY25 revenues at ₹ 68.9 billion, YoY growth of 15% and QoQ growth of 13%. YoY growth was primarily volume led, aided by new launches and integration of recently in-licensed vaccine portfolio in India, partially offset by price erosion. Sequential growth was due to change in product mix partly offset with adverse price erosion.

North America

•	Q1FY25 revenues at ₹ 38.5 billion, YoY growth of 20% and QoQ growth of 18%. Our growth was largely on account of increase in volumes of our base business, contribution from new launches, partly offset by price erosion.

•	During the quarter, we launched 3 new products in the U.S.

•	During the quarter, we filed one new Abbreviated New Drug Application (ANDA) with the U.S. FDA. As of June 30, 2024, 80 generic filings were approvals pending from the U.S. FDA. These comprise of 75 ANDAs and five New Drug Applications (NDAs) filed under the Section 505(b)(2) route of the US Federal Food, Drug, and Cosmetic Act. Of the 75 ANDAs, 45 are Paragraph IV applications, and we believe that 23 of these have the ‘First to File’ status.

Europe

•	Q1FY25 revenues at ₹ 5.3 billion, YoY growth of 4% and sequential growth of 1%. Growth was primarily on account of improvement in base business volumes, new product launches, partly offset by price erosion.

o	Germany at ₹ 2.8 billion, YoY growth of 14% and QoQ decline of 1%.

o	UK at ₹ 1.6 billion, YoY decline of 7% and QoQ growth of 5%.

o	Rest of Europe at ₹ 0.9 billion, YoY growth of 1% and flat QoQ.

•	During the quarter, we launched 12 new products across various countries in the region.

India

•	Q1FY25 revenues at ₹ 13.3 billion, YoY growth of 15% and QoQ growth of 18%. YoY growth was mainly on account of new product launches including the recently in-licensed vaccine portfolio. As per IQVIA, our IPM rank was at 10 for the quarter.

•	During the quarter, we launched 13 new brands in the country, in addition to exclusive rights to promote and distribute Sanofi’s vaccine brands.

Emerging Markets

•	Q1FY25 revenues at ₹ 11.9 billion, YoY growth of 3% and QoQ decline of 2%. YoY growth is attributable to market share expansion and new product launches, partly offset by unfavorable forex and price erosion.

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o	Revenues from Russia at ₹ 5.5 billion, YoY decline of 2% and QoQ growth of 11%.

-	YoY decline was majorly due to unfavorable currency exchange rate movements, partially offset by price increases and higher base business volumes.

-	QoQ growth was driven by increase in base business volumes.

o	Revenues from other Commonwealth of Independent States (CIS) countries and Romania at ₹ 1.9 billion, decline of 2% YoY and 11% QoQ.

-	YoY decline was primarily on account of decline in base business volumes, partly offset by increase in prices.

-	QoQ decline was driven by decline in base business volumes.

o	Revenues from Rest of World (RoW) territories at ₹ 4.4 billion, growth of 11% YoY and a decline of 11% QoQ.

-	YoY growth was largely attributable to increase in volumes of base business, contribution from new products, partly offset by price erosion.

-	QoQ decline was primarily driven by decline in base business volumes and erosion.

•	During the quarter, we launched 17 new products across various countries in the region.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Q1FY25 revenues at ₹ 7.7 billion, with a growth of 14% YoY and a decline of 7% QoQ. YoY growth was mainly driven by improved volumes in base business, and contribution from new products, QoQ decline was driven by decrease in volumes of certain existing products.

•	During the quarter, we filed 11 Drug Master Files (DMFs) globally.

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Income Statement Highlights:

Gross Margin

•	Q1FY25 at 60.4% (GG: 64.7%, PSAI: 23.1%), an increase of 170 basis points (bps) over previous year and 183 bps sequentially. The increase is on account of favourable product mix and overhead leverage, partially offset by price erosion in generics markets.

Selling, General & Administrative (SG&A) Expenses

•	Q1FY25 at ₹ 22.7 billion, YoY increase of 28% and 11% QoQ.

The increase is primarily on account of investment in new business initiatives, higher freight costs, business integration costs, annual merit increases, and building commercial capabilities to enhance operational efficiencies.

Research & Development (R&D) Expenses

•	Q1FY25 at ₹ 6.2 billion. As % to Revenues – Q1FY25: 8.1% | Q1FY24: 7.4% | Q4FY24: 9.7%.

R&D investments is reflecting our biosimilars pipeline, development efforts across generics as well as our novel oncology assets, which will support future growth.

Other Operating Income

•	Q1FY25 at ₹ 0.5 billion as compared to ₹ 0.8 billion in Q1FY24.

Net Finance Income

•	Q1FY25 at ₹0.8 billion compared to ₹ 0.8 billion in Q1FY24.

Profit before Tax

•	Q1FY25 at ₹ 18.8 billion, a YoY growth of 2% and a QoQ growth of 18%.

As % to Revenues – Q1FY25: 24.5% | Q1FY24: 27.4% | Q4FY24: 22.6%.

Profit after Tax

•	Q1FY25 at ₹ 13.9 billion, a YoY decline of 1% and a QoQ growth of 7%.

As % to Revenues – Q1FY25: 18.1% | Q1FY24: 20.8% | Q4FY24: 18.5%.

The Effective Tax Rate (ETR) for the quarter was 26.0% as compared to 24.0% in Q1FY24.

Diluted Earnings per Share (EPS)

•	Q1FY25 is ₹ 83.5.

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Other Highlights:

Earnings before Interest, Tax, Depreciation and Amortization (EBITDA)

•	Q1FY25 at ₹ 21.6 billion, YoY growth of 1% and QoQ growth of 15%.

As % to Revenues – Q1FY25: 28.2% | Q1FY24: 31.7% | Q4FY24: 26.4%.

Others:

•	Operating Working Capital: As on 30th June 2024 at ₹ 115.5 billion.

•	Capital Expenditure: Q1FY25 at ₹ 4.9 billion.

•	Free Cash Flow: Q1FY25 at ₹ 2.3 billion.

•	Net Cash Surplus: As on 30th June 2024 at ₹ 67.3 billion

•	Debt to Equity: As on 30th June 2024 is (0.23)

•	RoCE: Q1FY25 annualized at 33%.

About key metrics and non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in this press release.

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All amounts in millions, except EPS

Reconciliation of GAAP Measures to Non-GAAP Measures

Operating Working Capital

As on 30th Jun 2024
Particulars	(₹)
Inventories	68,568
Trade Receivables	81,088
Less:
Trade Payables	34,109
Operating Working Capital	115,547

Free Cash Flow

Three months ended 30th Jun 2024
Particulars	(₹)
Net cash generated from operating activities	10,027
Less:
Taxes	(1,531)
Investments in Property, Plant & Equipment, and Intangibles	(6,224)
Free Cash Flow	2,272

Net Cash Surplus and Debt to Equity

As on 30th Jun 2024
Particulars	(₹)
Cash and Cash Equivalents	4,913
Investments	90,686
Short-term Borrowings	(23,165)
Long-term Borrowings, Non-Current	(6,229)
Less:
Restricted Cash Balance – Unclaimed Dividend	155
Lease liabilities (included in Long-term Borrowings, Non-Current)	(2,429)
Equity Investments (Included in Investments)	1,174
Net Cash Surplus	67,305
Equity	2,94,628
Net Debt/Equity	(0.23)

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Computation of Return on Capital Employed

As on 30th Jun 2024
Particulars	(₹)
Profit before Tax	18,821
Less:
Interest and Investment Income (Excluding forex gain/loss)	1,037
Earnings Before Interest and taxes [A]	17,784

Average Capital Employed [B]	215,327

Annualised Return on Capital Employed (A/B)	33%

Computation of Capital Employed:

	As on
Particulars	30th Jun, 2024	31st Mar, 2024
Property Plant and Equipment	80,343	76,886
Intangibles	37,131	36,951
Goodwill	4,243	4,253
Investment in Equity Accounted Associates	4,236	4,196
Other Current Assets	24,483	22,560
Other Investments	973	1,059
Other Non-Current Assets	1,659	1,632
Inventories	68,568	63,552
Trade Receivables	81,088	80,298
Derivative Financial Instruments	91	(299)
Less:
Other Liabilities	40,379	46,866
Provisions	5,532	5,444
Trade payables	34,109	30,919
Operating Capital Employed	222,795	207,859
Average Capital Employed	215,327

Computation of EBITDA

Refer page no. 3.

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Earnings Call Details

The management of the Company will host an Earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Date: Saturday, July 27, 2024

Time: 16:30 pm IST | 07:00 am ET

Conference Joining Information

Option 1: Pre-register with the below link and join without waiting for the operator
https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=9959258&linkSecurityString=3f1c80877a

Option 2: Join through below Dial-In Numbers
Universal Access Number:	+91 22 6280 1219 +91 22 7115 8120
International Toll-Free Number:	USA: 1 866 746 2133 UK: 0 808 101 1573 Singapore: 800 101 2045 Hong Kong: 800 964 448

No password/pin number is necessary to dial in to any of the above numbers. The operator will provide instructions on asking questions before and during the call.

Play Back: The play back will be available after the earnings call, till August 3rd, 2024. For play back dial in phone No: +91 22 7194 5757, and Playback Code is 57537.

Audio and Transcript: Audio and Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil, and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2024. The company assumes no obligation to update any information contained herein.” The company assumes no obligation to update any information contained herein.

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